UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Notice of Annual General Meeting
99.3	Proxy Card for Annual General Meeting
99.4	Voting Card for ADS Holders
99.5	CDP Depositor Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Yu Qu
Name	:	Yu Qu
Title	:	Chief Financial Officer

Date: May 23, 2025